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SEC FILE NUMBER
8 - 49491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** (MM/DD/YY) AND ENDING **12/31/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cheval Capital, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

901 N. Pitt Street, #110
(No. and Street)

Alexandria	**VA**	**22314**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank C. Stiff	**(703) 549-7390**	**fstiff@chevalcap.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

05/05/2009	**3514**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,_____**Frank C. Stiff**_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of_____**Cheval Capital, Inc.**_____, as of _____**December 31**_____, **2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature



Title: President



MONIKA PFEIFFER
Notary Public, State of Florida
Commission# GG 935752
My comm. expires Dec. 01, 2023

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHEVAL CAPITAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

WITH

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the Year Ended December 31, 2021

CHEVAL CAPITAL, INC.

Financial Statements
And Supplementary Information

with

Reports of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2021

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cheval Capital, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

February 2, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

CHEVAL CAPITAL, INC.

Statement of Financial Condition

As of December 31, 2021

ASSETS

Cash	$	30,345
Prepaid expenses		3,744
Property and equipment, net of accumulated depreciation $39,570		-
Other		2,569
TOTAL ASSETS	$	36,658

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Due to related party	$	790
Total Liabilities		790
STOCKHOLDER'S EQUITY:		
Common Stock - $ 0.01 Par Value; Authorized 1,000		
Shares; Issued 100 Shares		1
Additional paid-in capital		58,349
Accumulated Deficit		-22,482
Total Stockholder's Equity		35,868
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	36,658

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Statement of Operations

For the Year Ended December 31, 2021

REVENUES:		
Interest	$	3
Total Revenues		3
EXPENSES:		
Compensation and benefits		2,252
Occupancy & equipment		4,754
Technology and Communications		1,452
Other		15,806
Total Expenses		24,264
NET LOSS	$	(24,261)

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2021

	Capital Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Common Shares	Amount			
Balance, December 31, 2020	100	$ 1	$ 58,349	$ 1,779	$ 60,129
Net loss				(24,261)	(24,261)
Balance, December 31, 2021	100	$ 1	$ 58,349	$ (22,482)	$ 35,868

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Statement of Cash Flows

For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss $ (24,261)

Items which do not affect cash:
    Depreciation 144

Adjustments to reconcile net loss to net cash
used in operating activities:
    Changes in assets and liabilities:
        Prepaid expenses (3,000)
        Due to related party (250)

Net cash used in operating activities (27,367)

Net decrease in cash (27,367)

Cash - beginning of year 57,712

Cash - end of year $ 30,345

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Notes to Financial Statements

December 31, 2021

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS
Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Services include primarily acting as a placement agent in private equity and debt offerings among other services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisition transactions. Investment banking revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

Cash
The Company maintains its bank accounts in a high-quality financial institution. Balances at times may exceed federally insured limits.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Advertising

Advertising costs are expensed as incurred. The Company had no direct Advertising expense for the year ended December 31, 2021. The Company was allocated $581 of Business Development costs under its Administrative Services Agreement (Note 6).

Income Taxes

The Company has elected to be taxed as a S Corporation. Therefore the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

CHEVAL CAPITAL, INC

Notes to Financial Statements

December 31, 2021

NOTE 3 - PROPERTY AND EQUIPMENT
Property and equipment, at cost, consist of the following at December 31, 2021:

Furniture and fixtures	$	29,550
Leasehold improvements		10,020
		39,570
Less Accumulated depreciation		(39,570)
	$	-

Depreciation expense was approximately $144 for the year ended December 31, 2021.

NOTE 4 - NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $ 29,555, which was $ 24,555 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.027 to 1.000.

NOTE 5 - PENSION PLAN
The Company maintains a defined contribution profit sharing plan for all employees meeting minimum eligibility requirements. No contribution was paid into the plan for the year ended December 31, 2021.

NOTE 6 - ADMINISTRATIVE SERVICES AGREEMENT - RELATED PARTY

The Company has an Administrative Services agreement (the "Agreement") with Cheval M&A Inc ("Cheval M&A"), an entity with the same principals as the Company and similar ownership. The Agreement provides that Cheval M&A will furnish various business, administrative, personnel and other services as the Company may require including office space, business development, and paymaster services, among others. The Company reimburses Cheval M&A for these services monthly either on a shared basis, based on time spent during the month, or actual direct costs incurred. The Agreement requires a monthly minimum allocation to the Company of $750 if allocated expenses to the Company based on time spent are less than this amount.

The amount expensed under the agreement for the year ended December 31, 2021 was approximately $9,716. The $790 payable to related party on the accompanying statement of financial condition arose from this arrangement.

Financial condition and results of operations might differ from the amounts in the accompanying financial statements if this arrangement did not exist.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

NOTE 8 – ECONOMIC RISKS

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic, which continues to spread throughout the United States. The Company could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on its business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. Accordingly, the Company cannot predict the extent to which its financial condition and results of operations will be affected.

NOTE 9 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021

NOTE 10 – NET LOSS
The Company has incurred a loss for 2021. The Company's stockholder has represented that it intends to make capital contributions as needed to ensure the Company's survival through at least one year from the date of the independent auditor's report.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

CHEVAL CAPITAL, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2021

NET CAPITAL:		
Total stockholder's equity qualified for net capital	$	35,868
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses and other assets		6,313
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		
(tentative net capital)		29,555
Haircuts on securities		-
NET CAPITAL	$	29,555
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Liabilities	$	790
Total aggregate indebtedness	$	790
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000		
or 6-2/3rd% of aggregate indebtedness)	$	5,000
Excess net capital	$	24,555
Net capital less greater of (a) 120% of minimum net		
capital; or (b) 10% of aggregate indebtedness	$	23,555
Ratio: Aggregate indebtedness to net capital		0.027 to 1.000

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021
There is no significant difference between net capital in the Focus Part IIA and the computation
above, therefore a reconciliation is not included.

CHEVAL CAPITAL, INC.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2021

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

CHEVAL CAPITAL, INC.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2021

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cheval Capital, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Cheval Capital, Inc. stated that Cheval Capital, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Cheval Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cheval Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 2, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

CHEVAL CAPITAL, INC.

CHEVAL CAPITAL, INC.'S EXEMPTION REPORT

We, as the management of Cheval Capital, Inc. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of rule 17a-5 and the exemption provisions in rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to rule 17a-5, including footnote 74 of the 2013 Release.

We have determined that the company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or two customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by footnote 74 of the 2013 release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company;

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2021 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2021 to December 31, 2021 without exception.



Francis Stiff, President
January 5, 2022

901 N PITT STREET, SUITE 110; ALEXANDRIA, VIRGINIA 22314